SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File No. 001-36675

FIAT CHRYSLER AUTOMOBILES N.V.

(Translation of Registrant’s Name Into English)

Fiat House

240 Bath Road

Slough SL1 4DX

United Kingdom

Tel. No.: +44 (0) 1753 519581

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following exhibits are furnished herewith:

Exhibit 4.1	Indenture, dated December 16, 2014, between Fiat Chrysler Automobiles N.V. and The Bank of New York Mellon, as Trustee, in connection with the issuance and sale by Fiat Chrysler Automobiles N.V. of $2,875,000,000 aggregate notional amount of its 7.875% Mandatory Convertible Securities due 2016

Exhibit 99.1	Press release, dated December 16, 2014, titled: “FCA closes offering of common shares and offering of mandatory convertible securities”

Exhibit 99.2	Press release, dated December 12, 2014, titled: “FCA announces exercise of underwriters’ option to purchase additional common shares and mandatory convertible securities”

Exhibit 99.3	Press release, dated December 16, 2014, titled: “November 2014 Fiat Chrysler Automobiles Sales in Europe”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2014	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer
		Name:	Richard K. Palmer
		Title:	Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit

4.1	Indenture, dated December 16, 2014, between Fiat Chrysler Automobiles N.V. and The Bank of New York Mellon, as Trustee, in connection with the issuance and sale by Fiat Chrysler Automobiles N.V. of $2,875,000,000 aggregate notional amount of its 7.875% Mandatory Convertible Securities due 2016

99.1	Press release, dated December 16, 2014, titled: “FCA closes offering of common shares and offering of mandatory convertible securities”

99.2	Press release, dated December 12, 2014, titled: “FCA announces exercise of underwriters’ option to purchase additional common shares and mandatory convertible securities”

99.3	Press release, dated December 16, 2014, titled: “November 2014 Fiat Chrysler Automobiles Sales in Europe”